Issuer Free Writing Prospectus dated October 25, 2010
Filed Pursuant to Rule 433
Registration No. 333-164283

News Release

FOR IMMEDIATE RELEASE	CONTACT: Maria E. Cantor (617) 621-2208
ARIAD ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON STOCK
Financing to support PACE pivotal trial of ponatinib
in patients with resistant or intolerant CML
Updates partnering strategy for ponatinib
Cambridge, MA, October 25, 2010 — ARIAD Pharmaceuticals, Inc. (Nasdaq: ARIA) announced today that it is offering to sell 16,000,000 shares of its common stock in an underwritten public offering. Jefferies & Company, Inc. and Oppenheimer & Co. are acting as joint book-running managers for the offering. ARIAD also expects to grant the underwriters a 30-day option to purchase up to 2,400,000 shares to cover over-allotments, if any.
This funding is expected to enable ARIAD to complete patient enrollment in the pivotal Phase 2 PACE trial of oral ponatinib, ARIAD’s investigational pan BCR-ABL inhibitor; to obtain at least six-months of follow-up response data; to complete analysis of the trial; and to prepare filings for marketing authorization of ponatinib. Depending on the results of the PACE trial, ARIAD anticipates filing a new drug application for ponatinib in the second half of 2012.
Importantly, the Company anticipates that this funding will allow ARIAD to retain the substantial potential commercial value of ponatinib in multiple lines of treatment for chronic myeloid leukemia (CML) and other cancers by focusing its partnering strategy on a regional collaboration in select markets outside of the U.S. The Company does not intend to pursue a global partnership for ponatinib.
ARIAD anticipates that Merck will complete the final analysis of the Phase 3 SUCCEED trial of oral ridaforolimus, ARIAD's investigational mTOR inhibitor, in metastatic sarcomas in the first quarter of 2011 before ARIAD executes any collaboration agreement for ponatinib. There are $65 million of potential near-term regulatory milestones related to ridaforolimus in metastatic sarcomas.

The anticipated net proceeds from the offering, together with existing cash and cash equivalents, are expected to be sufficient to fund ARIAD’s operations into the second half of 2012, which does not include the effect of any payments relating to a potential collaboration agreement on ponatinib or any regulatory or sales milestone payments the Company may receive from Merck related to ridaforolimus.
A registration statement relating to the common stock being offered was previously filed with, and declared effective by, the Securities and Exchange Commission. A final prospectus supplement relating to the offering will be filed with the Securities and Exchange Commission. Copies of the final prospectus supplement and related prospectus, when available, may be obtained from Equity Syndicate Prospectus Department, Jefferies & Company, 520 Madison Avenue, 12th Floor, New York, NY, 10022, at (877) 547-6340, and at Prospectus_Department@Jefferies.com or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 300 Madison Avenue, 4th Floor, New York, NY 10017, by telephone at (212) 667-8563, by facsimile at (212) 667-6141 or via e-mail at EquityProspectus@opco.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the shares in any state or other jurisdiction which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.
About ARIAD
ARIAD’s vision is to transform the lives of cancer patients with breakthrough medicines. The Company’s mission is to discover, develop and commercialize small-molecule drugs to treat cancer in patients with the greatest and most urgent unmet medical need — aggressive cancers where current therapies are inadequate. ARIAD’s lead product candidate, ridaforolimus, is an investigational mTOR inhibitor being developed by Merck and is in Phase 3 clinical development in patients with advanced sarcomas. ARIAD’s second internally discovered product candidate, ponatinib, is an investigational pan-BCR-ABL inhibitor in a pivotal Phase 2 clinical trial in patients with chronic myeloid leukemia and Ph+ acute lymphoblastic leukemia.
This press release contains “forward-looking statements” including, but not limited to, the expected closing and size of the offering, the expectation that net proceeds from the offering, together with existing cash and cash equivalents, will fund operations into the second half of 2012, the steps in the development of ponatinib that the funding is expected to enable, the anticipated timing of filing of a new drug application for ponatinib, the Company’s partnering strategy for ponatinib, including the intention to not pursue a global partnering agreement, the timing of the completion of the SUCCEED trial, and the timing and receipt, if any, of potential milestone payments related to ridaforolimus. Forward-looking statements are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, preclinical data and early-stage clinical data that may not be replicated in later-stage clinical studies, timing and results of pre-clinical and clinical studies of our product candidates, and other factors detailed in the Company’s public filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. The information contained in this press release is believed to be current as of the date of original issue. The Company does not intend to update any of the forward-looking statements after the date of this document to conform these statements to actual results or to changes in the Company’s expectations, except as required by law.
ARIAD has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/884731/ 000095012310001497/b78480sv3.htm. Before you invest, you should read the prospectus in that registration statement and other documents ARIAD has filed with the SEC for more complete information about ARIAD and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ARIAD, Jefferies & Company, Inc. or Oppenheimer & Co. will arrange to send you the prospectus if you request it by contacting ARIAD at (617) 494-0400, Attention Investor Relations, Jefferies & Company at (877) 547-6340, or Oppenheimer & Co. at (212) 667-8563.
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